EXHIBIT 12

Statement regarding computation of ratio of earnings to fixed charges

	Year ended June 30,
	2014	2013	2012	2011	2010
	(in thousands, except for ratio of earnings to fixed charges)

Fixed charges
Interest expensed and capitalized	$7,473	$7,966	$9,345	$8,672	$1,047
Amortized premiums, discounts and capitalized expenses related to indebtedness			-	-	-
Estimate of the interest within rental expense	709	1,430	678	628	472
Preference security dividend requirements of consolidated subsidiaries	-	-	-	-	-

Fixed charges	8,182	9,396	10,023	9,300	1,519

Earnings
Add	117,324	36,675	70,404	45,710	80,399
Pretax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees	109,142	27,279	60,381	36,410	78,880
Fixed charges	8,182	9,396	10,023	9,300	1,519
Amortization of capitalized interest	-	-	-	-	-
Distributed income of equity investees	-	-	-	-	-
Your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	-	-	-	-	-

Less	-	-	-
Interest capitalized			-	-	-
Preference security dividend requirements of consolidated subsidiaries			-	-	-
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges			-	-	-

Earnings	$117,324	$36,675	$70,404	$45,710	$80,399

Ratio of earnings to fixed charges	14.34	3.90	7.02	4.92	52.93